Mail Stop 3561

September 30, 2005

Mr. Philippe Porcher
Chairman and Chief Executive Officer
BGF Industries, Inc.
3802 Robert Porcher Way
Greensboro, North Carolina 27410

> **Re: BGF Industries, Inc.**
> **Form 10-K/Amendment No. 1 for Fiscal Year Ended**
> **December 31, 2004**
> **Filed April 8, 2005**
>
> **Form 10-QSB for Fiscal Quarter Ended June 30, 2005**
> **Filed August 11, 2005**
> **File No. 333-72321**

Dear Mr. Porcher:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If a comment below requests additional disclosures, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings. After reviewing the information included in your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004
General

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Results of Operations

General – Net Sales

2.   Your disclosure of changes in net sales by segment provide the dollar amount of the change within each segment, but do not disclose the dollar amount for each specific business reason within that segment. Further, in many instances, the business reasons you provide for the change within each segment you provide are too general and do not provide any statistical or financial information to quantify the reason so that an investor can assist the overall impact of the change. For example, you disclosure may indicate that an increase in net sales is due to an increase in market share or an increase in demand, but you do not disclose if you added any new key customers during the period, or provide the percent increase in market share, nor do you indicate if you expect these trends to continue in future periods. Please revise your disclosure of the changes in net sales for all period presented accordingly. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 15

Contractual Obligations, page 17

3.   Please revise your tabular presentation to include totals for each year and a grand total for each line item disclosed in the table.

4.   We note that you do not include any amounts for purchase commitments or obligations for raw materials or other items used in production as required by Item 303(a)(5)(ii)(D) of Regulation S-K. Please tell us and revise your disclosures to include a separate line item in the table for all purchase obligations as required, or explain to us why you do not believe it is appropriate to do so.

5.   We note your disclosure in footnote (2) relating to interest on outstanding debt. Please clarify to us if the amounts disclosed in the interest on debt line item also include interest due on the WFF term loan for all periods presented. If not, please

revise your current tabular presentation to also include the interest due on the WFF term loan to comply with Item 303(a)(5) of Regulation S-K.

6.   Please revise your tabular presentation to include your estimate of the amounts for future periods that are presented in the consolidated balance sheets line item postretirement benefit and pension line item, and any other liabilities and contractual obligations that will require cash funding such as executive employment contracts, or tell us why you do not believe it is appropriate to include these amounts. Because the table is aimed at increasing the transparency of cash flow, we believe annual cash payments required to fund retirement benefits represent contractual obligations. Refer to Item 303(a)(5) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-7
General

7.   Please tell us and disclose the types of amounts you include in the cost of goods sold and the selling, general and administrative expense line items. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. If you currently exclude a portion of these costs from cost of sales sold, please disclose:

- In a footnote the line items that these costs are included in and the amounts included in each line item for each period presented, and

- In management's discussion and analysis section that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others may exclude a portion of them from gross margin, including them instead in line items such as selling, general and administrative expenses.

Revenue Recognition, page F-8

8.   You disclose that revenue from product sales are recognized at the time risk of loss and legal title transfer to the customer, which is "typically" at delivery. Please explain to us the types of revenue transactions you have where revenue would be recognized prior to delivery of the product to the customer and explain your basis for recognizing revenue prior to delivery to the customer. Please also

explain to us your right of return policy and the conditions in which a customer can return a product. Refer to SAB Topic 13:A.3 and SFAS 48 for guidance.

Note 9 – Debt, page F-13

9.   Please disclose the significant debt covenants you are required to maintain under your new debt arrangements. Disclose the existence of any cross-default provisions and any restrictions on dividends, assets, asset transfers or distributions. Please also disclose whether you were in compliance with all of your debt covenants for each period presented and the repercussions of not meeting them. If there are none, please state that in your disclosures. Refer to Rule 4-08(c) of Regulation S-X.

Note 17. Restatement of Consolidated Financial Statements, page F-23
Note 18. Quarterly Financial Information (Unaudited), page F-24

10.   We note your disclosure in Notes 17 and 18 relating to the restatement of the interim financial statements for the first three quarters in fiscal 2004 to correct errors in your lease accounting for your corporate. Please file amendments to your Form 10-Q's for each of the three quarters of fiscal 2004 to reflect the amounts that have been restated.

Schedule II, Valuation and Qualifying Accounts, page S-1

11.   Please tell us and revise your disclosures to include Schedule II – Valuation and Qualifying Accounts all reserves recorded, including the amount of allowance for doubtful accounts receivable, for all periods presented. See Rules 5-04(c) and 12-09 of Regulation S-X.

Exhibits, page 26

12.   We note that you did not file all of the certifications required by the Sarbanes-Oxley of 2002. Please amend your Form 10-K/A for the year ended December 31, 2004 to include Section 1350 certification signed by your CEO and CFO, as required by Section 906 of the Sarbanes-Oxley Act of 2002, or explain to us why you do not believe you are required to file this certification for the fiscal year ended December 31, 2004. See Item 601(b)(32) of Regulation S-K.

Form 10-Q for the quarter ended June 30, 2005
Form 10-Q for the quarter ended March 31, 2005

Item 6. Exhibits, page 19

13.   Please amend your Form 10-Q's for the first quarter ended March 31, 2005 and the second quarter ended June 30, 2005 to include Section 1350 certifications

signed by your CEO and CFO, as required by Section 906 of the Sarbanes-Oxley Act of 2002, or explain to us why you do not believe you are required to file these certifications for the fiscal quarters ended March 31, 2005 and June 30, 2005. See Item 601(b)(32) of Regulation S-K.

* * * * *

As appropriate, please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T. You may contact Milwood Hobbs at (202) 551-3241, or in his absence, the undersigned at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Any other questions regarding disclosure issues maybe directed to H. Christopher Owings at (202) 551-3720.

Sincerely,

Michael Moran
Accounting Branch Chief